Mail Stop 4561

VIA U.S. MAIL AND FAX (410)951-4895

Theodore I Pincus
Executive Vice President and Chief Financial Officer
FTI Consulting, Inc.
500 East Pratt Street, Suite 1400
Baltimore, Maryland 21202

Re:	FTI Consulting Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2005
	Filed March 7, 2006
      File No. 001-14875

Dear Mr. Pincus:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

1. Description of Buisness and Significant Accounting Policies

Revenue recognition, page 70

1. Tell us whether you record reimbursed out of pocket expenses on a gross or net basis. Explain how you have considered the guidance of
EITF 01-14 in making this determination. Additionally, tell us what consideration you have given to disclosing your policy in your revenue recognition footnote.

7. Long-Term Debt and Capital Lease Obligations

2. We note your disclosure that upon conversion of you 3.75% convertible senior subordinated notes, a portion of the conversion price will be settled in cash. Accordingly, please explain to us how you concluded that the conversion feature would be classified as equity under EITF 00-19. Additionally, please tell us how you considered the guidance under paragraphs 12 through 32 of EITF 00-19 with respect to potential conversion price adjustments noted in your disclosure.

11. Stockholders` Equity, page 89

3. We note that you have concluded that the forward contract entered into as part of your stock repurchase should be classified as permanent equity in accordance with EITF 00-19. Tell us how you considered the guidance in paragraphs 12 through 32 of EITF 00-19 in making this determination. Specifically address whether the Company had sufficient registered unissued shares to satisfy this and any other instruments that require share settlement on the date the forward contract was executed.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



Theodore I. Pincus
FTI Consulting, Inc.
May 23, 2006
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